BAE SYSTEMS



With Compliments

BAE SYSTEMS plc Stirling Square 6 Carlton Gardens London SW1Y 5AD United Kingdom
Telephone +44 (0) 1252 373232 Fax +44 (0) 1252 383991

BAE SYSTEMS plc

POLL RESULTS TABLE FOR AGM 2003

All resolutions were passed:

RESOLUTION		VOTES FOR	VOTES AGAINST	SHARES TOTAL
1	Accounts & Reports	1,400,310,240	730,564	1,401,040,804
2	Directors' Remuneration Report	711,696,994	693,933,826	1,405,630,820
3	Final Dividend	1,406,073,336	165,383	1,406,238,719
4	Professor Susan Birley	1,393,171,138	12,903,856	1,406,074,994
5	Michael Lester	1,394,915,555	11,157,057	1,406,072,612
6	Christopher Geoghegan	1,394,484,036	11,586,103	1,406,070,139
7	Sir Peter Mason	1,397,026,295	9,042,263	1,406,068,558
8	Rt Hon Michael Portillo	1,395,136,429	10,919,340	1,406,055,769
9	Mark Ronald	1,394,386,874	11,681,373	1,406,068,247
10	Reappointment of Auditors	1,374,728,934	31,579,701	1,406,308,635
11	Auditors' Remuneration	1,393,598,633	12,480,104	1,406,078,737
12	Authority to purchase shares*	1,405,428,362	813,313	1,406,241,675

* Special resolution

NOTES ON RESOLUTION 2 - Directors' Remuneration Report

The Company, noting the number of votes against "Resolution 2: Approval of the Directors' Remuneration Report" made the following comments during the AGM:

- No new long-term remuneration plans are proposed at today's AGM, and there are no changes proposed to the basic remuneration policy. All the long-term plans in the Remuneration Report have previously been voted on and approved by shareholders.

- The company received overwhelming support from our UK shareholders for Resolution 2. Following their analysis of the Remuneration report, both the Association of British Insurers and National Association of Pension Funds, UK institutional shareholder advisory groups, raised no concerns with the report.

- The overwhelming majority of the ordinary shares voted against Resolution 2 are controlled by US institutions.

- It appears that many of these US institutions were influenced by a recommendation from a US-based proxy analysis firm, Institutional Shareholder Services (ISS), who recommended that their subscribers vote for all other Resolutions, but against Resolution 2.

dlw 4/15

- ISS's objection centres on share plans available to our employees, including directors. ISS uses its own proprietary binomial methodology to estimate the effect of such plans relative to an 'allowable cap' for industry groups, a cap they define. Their objection in BAE SYSTEMS' case is they estimate that between now and 2012 the total shares that could go to our employees under the current share plans will exceed a target value defined by their proprietary process. However, their report accurately shows that 93% of share options issued to date have gone to employees other than directors.

- BAE SYSTEMS' share plans are, by design, fully compliant with the guidelines set forth by the ABI and NAPF.

- The dialogue with ISS and our US shareholders will continue in order to fully understand their concerns surrounding these plans since they affect such a large number of our employees.

29 April 2003

BAE SYSTEMS plc

Copies of the following document:

Special resolution relating to the renewal of the authority for the Company to purchase its own shares (being a resolution passed by the Company at its AGM other than a resolution concerning ordinary business)

have been submitted to the UK Listing Authority and will shortly be available for publication at the UK Listing Authority's Document Viewing Facility which is situated at:

Financial Services Authority

25 The North Colonnade

Canary Wharf

London E14 5HS

Tel: (020) 7676 1000

30 April 2003

No. 1470151

The Companies Act 1985

COMPANY LIMITED BY SHARES

Special Resolution

of

BAE SYSTEMS plc

At an Annual General Meeting of the above-named Company duly convened and held at the Queen Elizabeth II Conference Centre, Board Sanctuary, Westminster, London SW1 on Tuesday 29 April 2003, the following resolution was passed as a Special Resolution:

THAT the Company be and is hereby unconditionally and generally authorised for the purposes of Section 166 of the Companies Act 1985 to make market purchases, as defined in Section 163 of that Act, of ordinary shares of 2.5p each in the capital of the Company provided that:

a) the maximum number of shares that may be purchased is 306,006,415;

b) the minimum price which may be paid for each share is 2.5p;

c) the maximum price that may be paid for each share is an amount equal to 105 per cent of the average of the middle market quotations of the Company's ordinary shares as derived from the London Stock Exchange Daily Official List for the five business days immediately preceding the day on which such share is contracted to be purchased; and

d) this authority shall expire on the conclusion of the Annual General Meeting of the Company held in 2004 or, if earlier, 30 July 2004 (except in relation to the purchase of shares the contract for which was concluded before the expiry of such authority and which may be executed wholly or partly after such expiry) unless such authority is renewed prior to such time.